

Mail Stop 3030

June 16, 2017

Via E-mail
Jeff T. Wilson
Chief Financial Officer
Visualant, Inc.
500 Union Street, Suite 420
Seattle, WA   98101

>   **Re: Visualant, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2016**
>   **Filed January 13, 2017**
>   **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
>   **December 31, 2016**
>   **Filed June 5, 2017**
>   **File No. 001-37479**

Dear Mr. Wilson:

We have reviewed your June 2, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2017 letter.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2016

Note 12 – Goodwill, page 17

1.   Tell us why you have not filed a Form 8-K disclosing the information required by Item 4.02 of the form as it relates to the restated interim financial statements for the quarter ended December 31, 2016 to reflect the full impairment of Transtech's goodwill. Alternatively, please file the Form 8-K.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery